SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

03 January, 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 03 January, 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada, Australia and Japan

                                                            Protherics PLC

                                            Result of Extraordinary General Meeting ("EGM")

London, UK; Brentwood, TN, US; 3 January 2007 - Protherics PLC ('Protherics' or the 'Company'), the international biopharmaceutical company focused on critical care and cancer, announces that at the EGM of the Company held today all of the resolutions were duly passed by shareholders. The proxy figures for the resolutions are set out below and will shortly be displayed on the Company's website at www.protherics.com.

-----------------------------------------------------------------------------------------------------------------------
Resolution           Shares For            Shares              Shares Against        Shares Marked As      Poll
 Number                                    Discretionary                             Votes Withheld/       Yes/No
                                                                                     Abstentions
-----------------------------------------------------------------------------------------------------------------------
1.                   158,811,415           774,873             8,402,468             392,086               No
-----------------------------------------------------------------------------------------------------------------------
2.                   158,808,392           780,753             8,399,611             392,086               No
-----------------------------------------------------------------------------------------------------------------------
3.                   158,760,297           812,541             8,403,286             404,718               No
-----------------------------------------------------------------------------------------------------------------------
4.                   154,857,145           814,117             12,168,680            540,900               No
-----------------------------------------------------------------------------------------------------------------------

Application has been made for 77,486,381 New Ordinary Shares  (comprising  26,029,550 Cash Placing Shares,  32,685,994 Placing and Open
Offer  Shares,  3,093,638  Glenveigh  Consideration  Shares  and,  after  adjusting  for  transaction  expenses,   15,677,199  MacroMed
Consideration  Shares) to be admitted to the Official List and to trading on the London Stock Exchange's  market for listed  securities and it is expected that Admission will become effective and dealings will commence at 08.00am on 4 January 2007.

Completion  of the  Glenveigh  Licence,  the Cash  Placing  and the Placing  and Open Offer is  expected  to take place  tomorrow  upon
Admission  and  completion  of the  MacroMed  Acquisition  is  expected to take place at 4.00pm  London  time (9am Utah time)  tomorrow
Thursday 4 January 2007.

Terms used in this  announcement  shall have the same meaning as those used in the Company's  prospectus  dated 7 December 2006, a copy of which includes,  inter alia, the full text of the  resolutions,  and is available for inspection at the Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, Canary Wharf, London, E14 5HS.

                                                               | Ends |
For further information:

Protherics
Andrew Heath, CEO                                              +44 (0) 20 7246 9950
Barry Riley, CFO                                               +44 (0) 1928 518 003
Julie Vickers, Company Secretary                               +44 (0)1928 518010
Saul Komisar, President Protherics Inc                         +1 615 327 1027

Or visit  www.protherics.com

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is an integrated  biopharmaceutical  company focused on the development,  manufacture and marketing of specialist products for critical care and oncology.

Protherics'  strategy is to use the revenues  generated  from its marketed  products to help fund the  advancement  of its  development pipeline.  With a proven track record,  Protherics'  goal is to develop and attract  additional  critical care and cancer  products for its sales and marketing teams to distribute in the US and Europe.

The majority of the Company's  sales  revenues  (£17.7m in the year ended 31 March 2006) are derived from two critical  care  products,
CroFab™ (pit viper  antivenom)  and DigiFab™ (digoxin  antidote)  which were  developed by Protherics and are sold, in the US, through
Fougera Inc, a division of Altana AG.

Protherics  potentially has two blockbuster  opportunities in its critical care franchise.  CytoFab™, is being developed by AstraZeneca for the treatment of severe sepsis,  and is expected to start an additional  phase 2 study in 2007. In addition,  subject to completion of the Cash Placing,  the Company has agreed to in-license  intellectual  property  from  Glenveigh (a small private US based  company)
relating  to the use of  anti-digoxin  polyclonal  antibody  fragments  such as  DigiFab™  and  GSK's  Digibind®  in the  treatment  of pre-eclampsia  and eclampsia.  Glenveigh is currently  undertaking a phase 2b study with Digibind® which  Protherics  expects to report in 2007.

Subject also to Admission,  the MacroMed  Acquisition  increases  Protherics  cancer products in development to four. In addition,  the
Company is developing its Angiotensin Therapeutic Vaccine for the treatment of hypertension.

With headquarters in London, the Company has about 230 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer
This document contains  forward-looking  statements that involve risks and uncertainties,  including with respect  to completion of the
Equity  Fundraising,  the Glenveigh Licence and the MacroMed  Acquisition and  anticipated  development and clinical trials for product candidates.  Although we believe that the  expectations  reflected in such  forward-looking  statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these  uncertainties,  readers are cautioned not to place undue  reliance  on such  forward-looking  statements.  Actual  results  could  differ  materially  from  those  anticipated  in  these forward-looking  statements due to many important  factors,  including the factors discussed in Protherics'  Annual Report on Form 20-F and other  reports filed from time to time with the U.S.  Securities  and Exchange  Commission.  We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

END